FROM

Garden for Wildlife by National Wildlife Federation <hello@gardenforwildlife.com>

SUBJECT

A gardener's dream investment opportunity

Hi John,

Shubber here, CEO of Garden For Wildlife. I wanted to reach out to my fellow garden lovers about the chance to dig a little deeper…

First, a little background. Our wildlife friends are disappearing at alarming rates. So, we remain committed to planting native perennials that support our ecosystems and, in turn, local wildlife.

However, we want to accelerate our mission to combat the earth's looming crisis.

We'll be rolling out an investment opportunity soon, and we want to make sure you're one of the first to hear about it.

You can click here to learn more, and can also sign up to receive email updates about this exciting new venture here.

We're excited to take this next step with you!



Shubber Ali
CEO | Garden For Wildlife

**Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.*

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an

affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.